Exhibit 99.1

CMGE To Convene Annual General Meeting

HONG KONG, China, October 22, 2014 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), a leading mobile game company in China, today announced that that it will convene its annual general meeting (“AGM”) of shareholders on Thursday December 11, 2014 at 8:00 p.m. Hong Kong time. The AGM will be held at the Company’s office located on 13/F Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong.

Shareholders of record at the close of business on November 3, 2014 US EST are entitled to attend the meeting. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available on the Company’s investor relations website at http://www.cmge.com.

The purpose of the AGM will be to vote on the following resolutions:

•	The re-election of directors:

(i)	Mr. Wang Yongchao as a director of the Company; and

(ii)	Mr. Xiao Jian Ken as a director of the Company,

•	Refreshment of Share Option Scheme Limit

(i)	To approve and ratify the refreshment of the total number of shares issuable upon exercise of options under the Company’s Share Option Scheme to be 10% of the Company’s ordinary shares in issue as of May 28, 2013. Such refreshment had been approved by shareholders of V1 Group (previously known as VODone Limited) on May 28, 2013; and

(ii)	To approve the refreshment of the total number of shares issuable upon exercise of options under the Company’s Share Option Scheme to be 10% of the Company’s ordinary shares in issue as of May 30, 2014. Such refreshment had been approved by shareholders of V1 Group (previously known as VODone Limited) on May 30, 2014.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://www.cmge.com, or by e-mailing ir@cmge.com.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CMGE’s growth strategies as well as business plans; its future development, results of operations and financial condition; its ability to continue to develop new and attractive products and services; its ability to continue to develop new technologies or upgrade its existing technologies; its ability to attract and retain users and customers and further enhance its brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; and competition in the mobile game industry. Further information regarding these and other risks is included in CMGE’s annual report on Form 20-F for the year ended December 31, 2013 and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com